March 9, 2009

Kathleen Collins

Patrick Gilmore

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended November 28, 2008
Filed January 23, 2009
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended November 28, 2008, filed on January 23, 2009. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended November 28, 2008

General

1.                                       We note from disclosure on pages 3, 47, 52 and 53 that one of your geographic sales regions is the Middle East and Africa. Sudan, located in Africa, and Iran and Syria, located in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We also note a January 2008 news article stating that you recently released the Adobe Creative Suite 4 for users across the Middle East and Africa and located at least two Iranian websites utilizing Adobe. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria and Sudan, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Although, as the Staff noted in our Form 10-K disclosures, we have operations in the Americas, Europe, Middle East, Africa and Asia, we do not have any past, current or anticipated operations in, or contacts with, Iran, Syria or Sudan (the “Embargoed Countries”), countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. We have no agreements, commercial arrangements or other contacts with the governments, or entities controlled by the governments, of the Embargoed Countries. To the best of our knowledge, we have derived no revenue from the sale or license of our products or services to customers in the Embargoed Countries and we have no intention or strategy to develop contacts or activities in these countries.

We sell our products and services directly to end users, through our own website at www.adobe.com, through a network of distributors, value-added resellers, system integrators, independent software vendors and original equipment manufacturers. We have implemented an export control compliance program to prevent the sale of our products and services to persons or countries or for activities that are restricted or prohibited without first obtaining all required U.S. export licenses or other approvals required by U.S. export control and economic sanctions laws and regulations, including sales to persons in, or governments of, the Embargoed Countries. Adobe’s core enterprise operating system is SAP and our Customs & Traffic department uses the SAP Global Trade Services to screen orders against the current Denied Parties List (“DPL”). The Federal Register Updates for these lists are uploaded into SAP upon receipt. Adobe’s SAP system is configured to prevent the creation of an order or shipment to any of the Embargoed Countries or to persons or entities on the DPL. To assist external customers, Adobe maintains a website at www.adobe.com/support/eccnmatrix.html that lists Adobe’s products and includes the appropriate export information for each product. This website is updated when Adobe creates or enhances any products.  Customers can also refer to our FAQ section at www.adobe.com/support/exportcompliance.html.  We have provisions in our standard form distribution agreements that require our distributors to comply with all applicable U.S. export control laws and regulations when selling our products and services. We also have provisions in our standard end user licenses (which may be executed or provided in shrinkwrap or clickwrap form) that require compliance with U.S. export control laws and regulations in the use of our products and prohibit their export or re-export in violation of such laws. We have provided below our standard export provision contained in our form distribution agreement:

“Export.  Distributor acknowledges that the laws and regulations of the United States restrict the export and re-export of commodities and technical data of United States origin, including the Software Products.  Distributor agrees that it will not export or re-export the Software Products in any form, without the appropriate United States and foreign governmental licenses, and further agrees not to export, or allow the export or re-export of, Software Products or any part thereof, to any person or destination prohibited under the United States Export Administration Regulations or similar statutes or regulations. Without prejudice to the foregoing generality, Distributor shall not export or re-export the Software Products to the countries or the current list of embargoed countries.  Distributor agrees that its obligations pursuant to this clause shall survive and continue after any termination or expiry of rights under this Agreement.”

With respect to the Staff’s comment that it located at least two Iranian websites utilizing Adobe products, it is well known that Adobe’s software products are a substantial target of intellectual property piracy.  Policing unauthorized use of computer software is difficult and software piracy is a persistent problem for the software industry. This problem is particularly acute in international markets. We conduct vigorous anti-piracy programs directly and through certain external software associations. In addition, we have activation technology in certain products to guard against illegal use and will continue to do so in certain future products. Despite our extensive efforts in combating piracy, it is possible that some of our pirated products, for reasons beyond our control, have ended up in countries where we do not permit distribution.

2.                                       In this respect, we note a November 2007 news article discussing your Middle Eastern partners, including Applied Digital Media Services.  We note that Applied Digital Media Services, a certified Adobe training center, offers classes and services in Iran, Syria and Sudan.  We also note a June 2007 news article discussing a strategic alliance between Applied Digital Media Services and Pro TECHnology, a company that has branches in Sudan and Iran.  Please tell us whether Applied Digital Media Services provides training or other services relating to Adobe products in Iran, Syria or Sudan or otherwise provides Adobe products or services to Pro TECHnology that are employed, sold or used in Iran, Syria or Sudan.

Applied Digital Media Services (“ADMS”) is an Authorized Adobe Training Center (“AATC”) member. The AATC program is designed for individuals, businesses, and academic institutions that provide training on Adobe products. To become an AATC member, ADMS had to complete and submit a membership application and agree to the terms and conditions of a Training Provider Program Agreement (the “Program Agreement”), which can be found at http://partners.adobe.com/public/agreements/ATPPAgr-WWE.pdf. As a member, ADMS is eligible to receive certain promotional benefits including, certificates and other promotional materials for display in its business, permission to use the Adobe Training Provider logo and other Adobe trademarks and certain product benefits, including education pricing on Adobe products, prerelease software for products on which ADMS is certified to train and discounts on training publications. AATC members, including ADMS, are not authorized to resell Adobe products. Additionally, ADMS is prohibited from providing training or other services relating to Adobe products in the Embargoed Countries. We requested and received confirmation from ADMS that it has not provided training or other services relating to Adobe products in the Embargoed Countries or otherwise provided Adobe products or services to Pro TECHnology that are employed sold or used in the Embargoed Countries. We also requested and received confirmation from Pro TECHnology that it has not made sales of Adobe products or services in the Embargoed Countries.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

3.                                       We note that in your discussion of the results of operations, there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed.  For example, we note that certain new product sales contributed to the increase in revenue in fiscal 2008 although you do not quantify the impact these new products had on such revenues.  Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business. In this regard, we note in your response to our prior comment 1 in our letter dated May 27, 2008 that in future filings, you proposed to quantify the factors that have impacted revenue from period to period.  However, your current discussion of the results of operations does not include such quantification.  Refer to SEC Release 33-8350 and Section III.D of SEC Release 33-6835 for guidance.

With respect to your inquiries regarding quantification and qualification of the sources of material changes that contributed to the increase in fiscal 2008, in future periodic reports we will quantify the factors that have impacted revenue in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We quantified the factors that impacted revenue in our Quarterly Report on Form 10-Q for our second and third quarters of fiscal 2008, but this level of detail was inadvertently omitted from our Annual Report on Form 10-K for fiscal 2008. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following in future filings, effective with our Quarterly Report on Form 10-Q for our first quarter of fiscal 2009:

“Fiscal 2008 Revenue Compared to Fiscal 2007 Revenue

Revenue from our Creative Solutions segment increased $173.8 million during fiscal 2008 as compared to fiscal 2007. This increase was driven largely by an increase in Creative Suites related revenue of approximately 6%, primarily due to ongoing adoption of our CS3 family of products, as well as the launch of our CS4 family of products in the fourth quarter of fiscal 2008.  We also achieved solid growth in our Scene7 business and with our hobbyist products of over 200% and 23%, respectively. Also contributing to the increase in fiscal 2008 as compared to fiscal 2007 was an increase in certain unit average selling prices, resulting in an overall increase in average selling prices in our Creative Solutions segment of approximately 8%. Units sold remained relatively stable.

Revenue in our Knowledge Worker segment increased $82.4 million during fiscal 2008 as compared to fiscal 2007 primarily due to an increase in the licensing of our Acrobat 8 and new Acrobat 9 family of products. An increase of approximately 12% in the number of units sold as well as a slight increase in certain unit average selling prices also contributed to higher revenue as compared to fiscal 2007.

Revenue from our Enterprise segment increased $61.7 million during fiscal 2008 as compared to fiscal 2007 primarily due to an increased adoption of our LiveCycle family of products and a larger number of enterprise solution transactions at a higher average transaction size.

Revenue from our Mobile and Device Solutions segment increased by $60.6 million during fiscal 2008 as compared to fiscal 2007 due to continued adoption of Flash Lite by mobile and non-PC device manufacturers. On May 1, 2008, we announced the Open Screen Project.  The project aims to enable a consistent runtime environment that will remove barriers for developers and designers as they publish content and applications across desktops and consumer devices, including phones, MIDs and set top boxes. See Overview of 2008 for further information regarding the Open Screen Project.

Platform revenue increased by $37.6 million during fiscal 2008 as compared to fiscal 2007 primarily due to increased revenue related to Flash Player and the launch of Adobe AIR which resulted in increased revenue from our developer tools.

Revenue in our Print and Publishing business increased by $5.9 million during fiscal 2008 as compared to fiscal 2007, driven by ongoing adoption of our eLearning solutions as well as some of our legacy print and publishing products.”

Note 1. Significant Accounting Policies

Revenue Recognition, page 74

4.                                       We note throughout your products and services overview discussion that you are offering hosting services for certain of your offerings.  Please clarify the terms of your hosting arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3.  In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and clarity whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104.  Additionally, quantify the amount of revenue recognized under these arrangements for each year presented and tell us how you considered disclosing your revenue recognition policy related to your hosting arrangements.

Software-as-a-service or SaaS revenue is derived from the sale of web collaboration and rich media services, primarily through the sale of Adobe’s Scene 7 and Acrobat Connect services. The service revenue is generated through a variety of contractual arrangements directly with customers and with resellers, who in turn sell the services to customers and end users. We sell web collaboration and rich media services directly to customers through service subscriptions or similar agreements and pay-per-use arrangements. Under these arrangements, customers typically access the application or media hosted on Adobe servers using a standard web browser. Subscription arrangements generally include monthly subscriber user fees and training. During the initial term of a subscription agreement, we may also provide technical consulting services such as training, web-page design and custom set-up services.

The subscription arrangements are considered service arrangements based on the consensus reached in Emerging Issues Task Force (EITF) Issue No. 00-3, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, in instances where the customer does not have a contractual right to take possession of the software. For these subscription arrangements considered service arrangements, we follow the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition.

In certain instances, customers may run the software on its own hardware or contract with another party unrelated to Adobe to host the software. In those instances; we concluded that these arrangements include a software element covered by AICPA Statement of Position 97-2, Software Revenue Recognition, as Adobe enters into a software license agreement with the customer.

In instances where our subscription arrangements include multiple deliverables, we apply the guidance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) to determine if such elements can be treated as separate units of accounting.

Due to the nature and marketing of our SaaS offerings, Adobe does not currently have the ability to establish objective and reliable evidence of fair value for its hosting services as required pursuant to EITF 00-21.  As such, Adobe considers all deliverables as one unit of accounting which is recognized ratably (i.e. straight-line) over the initial term of the contract provided all other revenue recognition criteria have been met.

SaaS revenue for fiscal 2008, 2007 and 2006 was $37.7 million, $16.3 million and $8.2 million, respectively. This represents 1.05%, 0.52% and 0.32%, respectively of Adobe’s total revenue for the periods noted. As SaaS revenue becomes a more significant source of revenue for Adobe, we will incorporate our revenue recognition policy related to our hosting arrangements in our significant accounting policies footnote.

Note 6. Other Assets, page 84

5.                                       We note in your disclosure that during fiscal 2008, $16.8 million of costs associated with acquired rights to use technology was expensed as general and administrative costs.  Tell us why these costs are classified as general and administrative costs and how these costs differ from other costs associated with acquired rights to use technology that are recorded as a cost of sale.

In the third quarter of fiscal 2008, Adobe entered into an agreement to acquire rights to use technology, specifically certain intellectual property (“IP”) rights. In connection with our purchase of the acquired rights, a third-party financial advisory firm was retained to assist us in determining the estimated fair value and corresponding allocation of the components of the acquired rights. Through the valuation process, the cost of the acquired right was allocated between multiple elements representing: 1) future licensing of intellectual property; 2) costs associated with historical use of the aforementioned licensing rights; and 3) avoided litigation costs. The fair value of the future rights to use and historical use of the IP was determined to be reliably measurable using a relief-from-royalty valuation approach. The fair value of the avoided litigation costs was not determined to be reliably measurable and as such, a residual approach was used. Amortization of the future licensing rights of the IP as well as the charge for historical use of the licensing rights are a direct cost of the product in which the IP is used and was classified as a cost of sale.  The avoided litigation costs were classified as general and administrative costs representing potential exposure to litigation had we not acquired the legal rights to the subject IP.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 114

6.                                       We note in your annual report on internal control over financial reporting that you have not included a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on your internal control over financial reporting.  Tell us how you considered including this statement pursuant to Item 308(a)(4) of Regulation S-K.

In future filings on Form 10-K, the Company will add the following disclosure in Item 9A. Controls and Procedures under the heading “Management’s Annual Report on Internal Control over Financial Reporting”:

“KPMG LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included herein.”

*      *      *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-4380 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By	/s/ Stuart Fagin
Stuart Fagin
Associate General Counsel

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Mark Garrett (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)